Exhibit 10.5

CONFIDENTIAL

August 11, 2005

REVISED

VIA E-MAIL

Dear Mr. Lefebvre:

On behalf of Spirit Airlines, Inc., I would like to take this opportunity to welcome you and confirm the terms of our offer of employment. We believe that such an association would be mutually beneficial, and we are enthusiastic about having you join Spirit.

Your title will be Senior Vice President, Customer Service and you will report to, Ben Baldanza, President & Chief Operating Officer. Your annual base salary will be $200,000.00 and you will commence employment no later than October 31, 2005, but ideally sooner, if practical. Spirit will also provide you with a monthly car allowance of $500.00. You will be eligible for the Profit Sharing Plan per Company policy which will be equivalent to other SVPs at Spirit.

The Company is in the final stage of finalizing an equity-sharing plan for executives and you will be provided an entitlement equivalent to 0.50% of the Company’s common stock under the same terms and conditions as offered to the SVPs.

On your start date you will be eligible for Company-paid employee benefits, which include medical, life and dental insurance, and participation in Section 125 Flexible Benefits Plan. At that time, you and your family will be eligible for unlimited positive space airline travel privileges on Spirit and will be entitled to Spirit Plus, per the Travel Policy. You will also receive travel privileges on other specified airlines per their respective agreements.

After one year of employment, you will be eligible to participate in Spirit’s 40lK Plan, according to the 401K Plan guidelines. Additionally, you will be provided Company-paid Long-Term Disability Insurance. You will be eligible to take three week’s vacation during your first year of employment, which will be charged against your first year accrual.

We recognize that as part of this opportunity, you may wish to sell your home in Virginia and purchase a home in South Florida. In an effort to assist you with relocation, Spirit will provide you with up to $60,000.00 of relocation funds which may also be used for closing costs (excluding down payment or deposit) of housing transactions, $10,000 which will not require receipts. This relocation package is available for up to one (1) year from your date of hire. The intent of this provision is neither for you to make or lose money on this move.

Page Two

Tony Lefebvre

8/11/05

Supporting documentation will be required to match against your Relocation Allowance. Such items as moving household goods are not taxable, but please note that the IRS considers some other Reimbursable Expenses as taxable wages. You may want to consult a tax advisor for specific individual information.

For moving household goods, please obtain an estimate from the following company. The estimate must be submitted to Lew Graham, Controller, for approval prior to your move. (We have negotiated a discount agreement with the following.)

ACE Relocation Systems, Inc:        (800) 321-8104, ext. 215, ask for Laura Hansen

To further assist you with your relocation, Spirit will pay for your temporary housing, rental car and your meals for up to ninety (90) days.

Should you decide not to remain in the position for which you were relocated for a minimum of one (l) year, you will be responsible for repayment of the relocation funds that were allotted to you. By signing this agreement, I authorize Spirit Airlines to make the appropriate deductions from my wages.

Should you have any questions, please do not hesitate to let me know. We look forward to you joining the Spirit Organization, and hope you will find your association with Spirit Airlines, Inc. to be challenging and rewarding.

Sincerely,	Agreed & Accepted,

SPIRIT AIRLINES, INC.

/s/ Ceciley Bachnik	/s/ Tony Lefebvre 11/10/
Ceciley Bachnik, Vice President People Services Department	Name Date

CB/

cc:	Lew Graham, Controller

Ben Baldanza, President & COO